Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL 33134

August 15, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Howard Efron

Mail-Stop 4561

Re: Veracity Management Global, Inc.
Item 4.01 Form 8-K
File No. 0-52493
Filed August 6, 2007

Dear Mr. Efron:

This letter is in response to the staff’s comment letter dated August 8, 2007, with respect to the above-referenced current report. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

Comment 1. We note that you have engaged Mcelravy, Kinchen & Associates, PC as your new principal independent public accountant. We are unable to locate this firm on the PCAOB's list of PCAOB registered firms as of July 24, 2007. Please tel us the status of your new accounting firm which you engage must have registration withthe PCAOB in order to review and audit your public filings.

Response 1. We have received a letter from our accountant dated August 1, 2007, attached hereto, which letter was sent to the PCAOB stating that effective August 1,2007 our auditor changed its name from James B. McElravy, CPA, P.C. to McElravy, Kinchen & Associates, P.C.

Comment Other

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response Other. The registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that the staff's comments or changes to disclosure in response to staff comments in the registrant's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ N. Richard Grassano
N. Richard Grassano, Chief Financial Officer

Yours truly,

/s/ N. Richard Grassano
N. Richard Grassano, Chief Financial Officer